TRI-VISION INTERNATIONAL LTD./LTEE

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

November 17, 2003

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-4501

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements for the six months ended September 30th, 2003 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

TRI-VISION INTERNATIONAL LTD./LTEE

Per: George A. Duguay

GAD/cd

Encl.

dlw 12/1

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

Expressed in thousands of Canadian Dollars

ASSETS	NOTES	As at Sep 30 2003 $	As at March 31 2003 $
CURRENT			
Cash and cash equivalents		3,992	4,173
Restricted cash equivalent	3	529	371
Restricted term deposits	3	-	158
Accounts receivable		2,058	2,188
Inventories		2,130	1,345
Prepaid expenses		39	34
Taxes recoverable		-	67
		8,748	8,336
Restricted term deposits	3	558	-
Deferred development costs, net		3,266	3,269
Capital assets, net		171	168
V-Chip license and Patents, net		10,694	11,158
		23,437	22,931
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT			
Accounts payable and accrued liabilities		1,080	1,043
Customers' deposits		428	282
Income taxes payable		94	-
		1,602	1,325
Government grants payable		495	495
		2,097	1,820
SHAREHOLDERS' EQUITY			
Capital stock	2	33887	33,783
Contributed surplus		75	75
Deficit		(12,622)	(12,747)
		21,340	21,111
		23,437	22,931

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(UNAUDITED)

Expressed in thousands of Canadian Dollars

	NOTES	For three months ended September 30 2003 $	For three months ended September 30 2002 $	For six months ended September 30 2003 $	For six months ended September 30 2002 $
Revenue		2,412	3,574	4,439	6,356
Cost of sales		1,120	3,825	2,263	5,245
Gross profit (loss)		1,292	(251)	2,176	1,111
Selling, general and administrative		683	727	1,147	1,199
Research and development	4	153	251	341	478
		836	978	1,488	1,677
Income(loss) before interest and income taxes		456	(1,229)	688	(566)
Interest income		17	32	31	38
Interest expense		-	(33)	-	(33)
Foreign exchange gain (loss)		3	(58)	(393)	(74)
Income(loss) before income taxes		476	(1,288)	326	(635)
Provision for current income taxes		126	169	201	233
Net income(loss)		350	(1,457)	125	(868)
Deficit, beginning of period		(12,972)	(12,724)	(12,747)	(13,313)
Deficit, end of the period		(12,622)	(14,181)	(12,622)	(14,181)
Earnings per share		0.007	(0.027)	(0.002)	(0.016)
Fully diluted earnings per share		0.006	(0.026)	(0.002)	(0.016)

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

Expressed in thousands of Canadian Dollars

	NOTES	For three months ended September 30 2003 $	For three months ended September 30 2002 $	For six months ended September 30 2003 $	For six months ended September 30 2002 $
CASH FLOW FROM OPERATING ACTIVITIES:					
Net income (loss)		350	(1,457)	125	(868)
Add charges to operations not involving cash					
Amortization of capital assets		19	19	38	38
Amortization of deferred development costs		139	130	277	259
Amortization of V-Chip license and patent		232	232	464	464
		740	(1,076)	904	(107)
Changes in non-cash working capital					
Account receivable		(516)	(950)	80	(112)
Inventories		(531)	(3)	(785)	(64)
Prepaid expenses		(5)	(10)	(5)	14
Accounts payable and accrued liabilities		315	2,369	87	2,087
Income taxes payable (recoverable)		94	148	161	40
Customers' deposits		(61)	506	146	618
Cash flow from operating activities		36	984	588	2,476
CASH FLOW FROM INVESTING ACTIVITIES					
Term deposits		24	(15)	(400)	(647)
Additions to capital assets		(38)	-	(41)	-
Deferred development costs		(127)	-	(274)	-
Cash flow used in investing activities		(141)	(15)	(715)	(647)
CASH FLOW FROM FINANCING ACTIVITIES					
Common shares		-	-	104	-
Government grants received		-	-	-	165
Cash flow from (used in) financing activities		-	-	104	165
Net Increase in Cash & Cash Equivalents during the period		**(105)**	**969**	**(23)**	**1,994**
Cash and Cash Equivalents, beginning of period		**4,626**	**1,640**	**4,544**	**615**
CASH AND CASH EQUIVALENTS, END OF PERIOD		**4,521**	**2,609**	**4,521**	**2,609**

See notes to the consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The interim consolidated financial statements include the accounts of Tri-Vision International Ltd/Ltée and its wholly-owned subsidiaries (collectively "the Company"). These interim financial statements should be read in conjunction with the most recently prepared annual financial statements.

These interim consolidated financial statements are prepared using accounting principles and methods of applications that are in conformity with Canadian generally accepted accounting principles ("Canadian GAAP"). These policies and methods of applications are the same as the most recent annual statements.

2. CAPITAL STOCK:

Authorized:

Unlimited number of Class "B" preference shares, non-voting, non cumulative discretionary dividends and retractable

Unlimited number of Class "C" preference shares, voting , non-cumulative, redeemable and retractable,

Unlimited number of common shares, No par value

53,830, 313 common shares have been issued for a total of **$ 33,886,986**

Stock options, Warrants and Convertible Securities outstanding:

(a) Stock options to directors

On December 21, 2001 the Company granted stock options to certain directors to acquire 1,950,000 common shares exercisable at a price of $0.245 per share until December 21, 2004. All these stock options were vested and outstanding as at September 30, 2003.

On November 13, 2002, the Company granted stock options to a director to purchase up to 250,000 common shares at an exercise price of $0.38 per share. The options vested as to one quarter immediately and a further one quarter on the six, twelve and eighteen months anniversaries of the date of grant. These options will expire on November 13, 2004. None of these options were exercised till September 30, 2003.

(b) Stock options to employees

On April 20, 2001, the Company granted an executive, options to acquire 100,000 common shares at an exercise price of $0.46 per share and an additional 100,000 common shares at an exercise price of $1.50 per share with an expiry date of April 20, 2003. 100,000 stock options with an exercise price of $0.46 per share were exercised and all other options were expired unexercised.

On September 18, 2003, the Company granted an executive, option to acquire 100,000 common shares at an exercise price of $2.00 per share with an expiry date of September 18, 2005. These stock options were vested and outstanding on September 30, 2003.

(c) Stock options to Century Communications

On June 20, 2002, the Company granted Century Communications options to acquire 150,000 common shares at an exercise price of $0.46 per share with an expiry date of June 20, 2003. These options were exercised during the period.

On September 18, 2003, the Company granted Century Communications options to acquire 50,000 common shares at an exercise price of $1.50 per share and an additional 100,000 common shares at an exercise price of $2.00 per share with an expiry date of September 18, 2005. These stock options were vested and outstanding on September 30, 2003.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS:

Restricted cash equivalents (term deposits with original maturities of less than 90 days) and restricted term deposits held by the Company at September 30, 2003 mature at various dates from December 02, 2003 to January 20, 2004 and are assigned as cash security against an outstanding letter of credit which expires in December, 2003. Although the restricted cash equivalents and restricted term deposits mature, and the letter of credit expires within one year after September 30, 2003, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of the licensing arrangement (note 8). At September 30, 2003, current liabilities include $529,047 (March 2003-$529,047) relating to such costs which may be paid using the funds held in restricted cash equivalents and restricted term deposits. Accordingly $529,047 (March 2003-$371,440) of the restricted cash equivalents and $nil (March 2003, $157,607) of the restricted term deposit has been classified as current assets.

4. RESEARCH AND DEVELOPMENT:

	September 30 2003 $	September 30 2002 $
Total research and development costs incurred during the period	338	232
Government assistance	-	(13)
	338	219
Deferred development costs	(274)	-
Amortization of deferred development costs	277	259
Net research and development costs incurred during the period	341	478

5. SEGMENTED INFORMATION:

The Company designs, manufactures, and supplies electronic products for customers in the cable television (CATV), multimedia and consumer electronic industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and as such are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenues:

	September 30 2003 $	September 30 2002 $
V-Chip licensing and decoder	1,865	2.783
Converters	193	1.163
Transmitters	14	173
Cable equipment	1,962	2.044
Other	405	193
	4,439	6.356

A summary of revenue segmented to the customers' country of residence is as follows:

	September 30 2003 $	September 30 2002 $
Canada	604	672
United States	1,137	1,344
Japan	1,306	2,774
Korea	685	233
West Indies	202	484
Middle East	192	-
Other	313	849
	4,439	6,356

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

6. RELATED PARTY TRANSACTIONS:

(a) During the six months ended September 30, 2003 rent of $90,000 (2002 - $90,000) was paid to Tri-Venture Investments. Some of the partners of Tri-Venture Investments are also the directors of the Company. The Company has leased space for its head office in Scarborough, Ontario. The lease expired on October 31, 1996. Management has agreed to lease the said premises on a month-to-month basis at a minimum rent of $15,000 per month.

(b) During the fiscal year 1999, $140,000 was advanced to a director of the Company of which 37,240 (2002- $71,498) is still outstanding. The advances are unsecured, due on demand, and bear interest at the rate of 8.25% per annum.

(c) During the six months ended September 30, 2003, the Company paid one of its directors of the Company $30,000 (2002 - $30,000) for technical consulting services.

(d) During the six months ended September 30, 2003, legal fees of $51,387 (2002 Nil) were paid to a law firm, one of the partners of which is a director of the Company.

The Company conducted these related party transactions on normal commercial terms and conditions.

7. CONSOLIDATED STATEMENTS OF CASH FLOWS:

	September 30 2003 $	September 30 2002 $
Cash paid for interest expense	-	33
Cash received from interest income	31	38
Cash paid for income taxes	252	198

8. CONTINGENCIES

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company has earned (from a certain TV manufacturer), from the licensing arrangement and is secured by a letter of credit provided by the Company's bank (note 3). Management believes that it has adequately provided for the Company's obligation under the licensing arranghement.

TRI-VISION INTERNATIONAL LTD./LTEE
MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

The following discussion of the results of operations and financial condition for the three months ended September 30, 2003 should be read in conjunction with the consolidated financial statements and accompanying notes.

Results of Operations

Revenue

Revenue for the three month period ended September 30, 2003 was $2,412,000 compared to $3,574,000 reported in the corresponding three month period of last year. We experience different levels of revenue during different periods of time. Therefore most of the quarters cannot be reasonably compared to prior periods. The year end results on a cumulative basis can provide a better comparison on an annual basis.

Gross Profit Margin

The company's gross profit margin was $1,292,000 for the three month period ended September 30, 2003 as compared to a loss of $251,000 in the corresponding three month period of last year. The reason for gross loss appearing in the corresponding period is due to change in accounting policy whereby amortization of V-chip license and patent and legal expenses pertaining to V-chip license are re-classified as cost of sales. The change accomplishes proper matching of revenue earned from licensing with directly identifiable costs.

Research and Development Costs

Net research and development expenses were $153,000 for the three month period ended September 30, 2003 compared to $251,000 in the corresponding three month period of last year.

Selling, General & Administrative Expenses

Selling, general & administrative expenses were $683,000 for the three month period ended September 30, 2003 compared to $727,000 in the corresponding three month period of last year.

Net Income(loss)

The company reflected a net income of $350,000 or ($ 0.007 per share) for the three month period ended September 30, 2003 compared to a net loss of $1,457,000 or ($ 0.027 per share) in the corresponding three month period of last year.

Earnings before Interest, Income Tax and Depreciation & Amortization (EBITDA).

EBITDA for the three month period ended September 30, 2003 was $849,000 or ($0.016 per share) as compared to loss of$906,000 or ($0.017 per share) in the corresponding three month period of last year.

EBITDA data is provided to better reflect the company's results from operational activities. EBITDA is calculated before interest, income tax, depreciation and amortization. Since EBITDA does not have a standardized meaning prescribed by GAAP, it may not be considered in isolation or as a substitute for (1) net earnings or loss, as an indicator of the operating performance of the Company, or (2) cash flow from operating, investing and financing activities, as a measure of liquidity.

Working Capital

The working capital ratios at September 30, 2003 was 5.5:1 as compared to 6.3:1 as at March 31, 2003, the most recent annual statements. Net working capital and cash flow from operations are satisfactory for the company's current needs.

Liquidity and Capital Resources

The company had a net cash balance of $3,992,000 as at September 30, 2003 compared to a net cash balance of $4,173,000 as at March 31, 2003. Cash flow from operating activities for the three month period ended September 30, 2003 was $36,000 compared to $984,000 in the corresponding three month period of last year. Investing activities used $141,000 in three month period ended September 30, 2003 as compared to nil in the corresponding three month period of last year. Financing activities generated nil for three month period ended September 30, 2003 compared to a net cash generation of $104,000 in the corresponding three month period of last year.

Management believes that the company's cash resources will be sufficient to fund its working capital requirements for at least the next 12 months. HSBC Bank Canada provides a credit facility of $1,000,000 secured by the assets of the company. The company does not plan any significant capital expenditures and there are no long-term capital requirements at present.

Risk and Uncertainties

The company's future prospects are substantially dependent upon the successful utilization of the v-chip technology. This in turn is subject to risks involving intellectual property protection, competition, market acceptance and government support.

The Markets for the company's products are characterized by rapidly changing technology, evolving industry standards and frequent new competitive product introductions. To keep pace with advancements in technology, the company focuses on research and development to maintain product superiority and introduce state-of-the - art products that are competitively priced.

The company has significant dependence on a few large customers and key distributors for its conventional CATV products. This is largely due to the fact that, both in Canada and the US, the cable television industry is heavily concentrated. The company is also dependent on third party manufacturers for the bulk of its products.

The company carries on a significant portion of its business outside of Canada. Therefore the company is exposed to the risk of currency fluctuations which may impact its earnings and cash flows. The company does not hedge its currency risk with the purchase of foreign exchange contracts. However, the risk of decreased revenues and earnings for the company resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the company's manufacturing costs are denominated in U.S. dollars.

DISCLOSURE OF OUTSTANDING SHARES DATA

TRI-VISION INTERNATIONAL LTD./LTEE
AS AT September 30, 2003

Designation of securities	Number of Principal Amount Outstanding	If Convertible, Exercisable for Common Shares, Maximum Number of Common Shares Issuable
Common Shares	53,830,313	N/A
Stock Options	2,450,000	2,450,000
TOTAL(Maximum number of Common Shares - fully diluted)		56,280,313

DISCLAIMER

Certain statements may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.